December 15, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 5 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last disposition notice to you, Mark Twain Senior Community Limited Partnership, a California limited partnership (“Mark Twain”), sold its apartment complex in August 2014. In an appraisal conducted in October 2013, the appraised value of the apartment complex, conducted with any applicable restrictions taken into consideration, was determined to be $1,800,000. The loan balance as of December 31, 2013 was approximately $1,431,000.  The gross sales price was $3,895,000. After closing and other selling costs and the debts of Mark Twain were paid by Mark Twain, the uses of the remaining sale proceeds were determined by the waterfall in the Mark Twain limited partnership agreement, which waterfall prescribed the order and amount in which proceeds were disbursed.  Pursuant to the waterfall, $1,518,147 was distributed by Mark Twain to the Partnership.  Approximately $1,390,000 of the proceeds received by the Partnership were used to pay accrued asset management fees owed by the Partnership, approximately $108,000 of the proceeds received by the Partnership were used to repay advances owed by the Partnership, and the balance was deposited into the Partnership reserve account.

Additionally, the Partnership has sold its interest in one local limited partnership: Spring Valley Terrace Apartments, L.L.C. (“Spring Valley”), an Arizona limited liability company. The Spring Valley interest was sold by the Partnership on August 31, 2014.  In an appraisal addendum conducted in October 2013, the value of the apartment complex conducted with restrictions in place was determined to be $215,000. The outstanding mortgage debt as of December 31, 2013 was approximately $690,000.  Inasmuch as the appraisal indicated no remaining equity in the apartment complex, the purchaser, which is not an affiliate of WNC, paid the partnership $10,000 and the loan stayed in place.  All of the proceeds were deposited into the Partnership reserve account.

The reserve will remain with the Partnership and will be held by the Partnership to fund operations and any property shortfalls that may arise prior to disposition of the last remaining asset. A distribution will be made after liquidation of the remaining asset if the Partnership then has any remaining cash.

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

The Partnership continues to own interests in three other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest and apartment complex described herein will result in gross taxable income to Limited Partners which will be reflected in your 2014 K1, expected to be delivered to you approximately February or March 2015. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2014 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com